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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                            UNDER SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               AMENDMENT NO. 1

                                 ------------

                   BOISE CASCADE OFFICE PRODUCTS CORPORATION
                           (Name of Subject Company)

                   BOISE CASCADE OFFICE PRODUCTS CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   097403109
                     (CUSIP Number of Class of Securities)
                                ---------------

                             A. James Balkins III
                   Boise Cascade Office Products Corporation
                           800 West Bryn Mawr Avenue
                            Itasca, Illinois 60143
                                (630) 773-5000
                (Name, address and telephone number of person
               authorized to receive notice and communications
                  on behalf of the person filing statement)
                                ---------------

                                 COPIES TO:

John Holleran, Esq.                     Robert W. Forman, Esq.
Boise Cascade Corporation               Shapiro Forman & Allen LLP
1111 W. Jefferson Street                380 Madison Avenue, 25th Floor
P.O. Box 50                             New York, NY 10017
Boise, ID 83728-0001                    Telephone:  (212) 972-4900
Telephone: (208) 384-7702               Telecopier: (212) 557-1275
Telecopier: (208) 384-6566

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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      This Amendment No. 1 ("Amendment No.1") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 22, 2000, by Boise Cascade Office Products Corporation, a Delaware corporation (the "Company"), relating to the tender offer by Boise Cascade Corporation, a Delaware corporation ("Parent") and its wholly owned subsidiary, Boise Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all outstanding shares of common stock of the Company not owned by Parent or Purchaser (the "Shares") at a price of $16.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer").

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9 or in the Offer to Purchase.

      Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 9.  Material to Be Filed as Exhibits.

      Due to a printing error, the Opinion of Credit Suisse First Boston Corporation dated as of March 12, 2000, included as Annex A to the Schedule 14D-9 mailed to BCOP public shareholders, is attached hereto in order to properly reproduce the Opinion of Credit Suisse First Boston Corporation. The errors were typographic in nature.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2000

                 BOISE CASCADE OFFICE PRODUCTS CORPORATION



                                   By:    /s/  CHRISTOPHER MILLIKEN
                                          ----------------------------
                                   Name:  Christopher Milliken
                                   Title: President and Chief Executive Officer